Exhibit No. 4.2

DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following summary of Barnwell Industries, Inc.’s common stock is based on and qualified by our certificate of incorporation and amended and restated bylaws. For a complete description of the terms and provisions of our equity securities, including our common stock, refer to our certificate of incorporation and amended and restated bylaws, both of which are incorporated by reference as exhibits to this Annual Report on Form 10-K.

Our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.50 per share.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Unless otherwise required by law, our certificate of incorporation or amended and restated bylaws, any matter brought before any meeting of stockholders, other than the election of directors, is decided by the affirmative vote of a majority of the total voting power of common stock present in person or represented by proxy and entitled to vote thereon, a quorum being present. Each of our directors is elected by elected by the vote of a plurality of the votes cast at any meeting of stockholders held for the election of directors at which a quorum is present. Holders of shares of our common stock are entitled to participate equally and ratably in (i) any dividends that may be declared by our board of directors and (ii) our net assets upon our dissolution or liquidation. Holders of shares of our common stock do not have preemptive rights to purchase shares of our common stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock.

Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law

Under the Delaware General Corporation Law, or DGCL, the power to adopt, amend or repeal any provision of our bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation grants our board the power to adopt, amend and repeal our bylaws. Our stockholders may adopt, amend or repeal our bylaws, with the affirmative vote of a majority of total voting power of common stock present in person or represented by proxy and entitled to vote thereon.

Our certificate of incorporation and amended and restated bylaws provide that special meetings of our stockholders may be called by or at the direction a majority of the members of the board of directors, the Chairman of the board of directors, the Chief Executive Officer or the President of Barnwell and shall be called by the Secretary at the request in writing of stockholders of record of at least twenty-five percent (25%) in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote thereat.

Our certificate of incorporation and amended and restated bylaws provide that stockholders may take any action required by law or our by-laws to be taken at any annual or special meeting of stockholders of Barnwell may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to Barnwell as required by law.

Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed.

We are subject to Section 203 of the DGCL, an anti-takeover law. In general, this section prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Rights Agreement

We are party to a Rights Agreement (the “Rights Agreement”), dated as of January 26, 2025, between Barnwell and Broadridge Corporate Issuer Solutions, LLC, as rights agent. Pursuant to the Rights Agreement, on January 26, 2025, our board of directors authorized and declared a dividend distribution of one right (each, a “Right”) for each outstanding share of our common stock, which dividend was payable to holders of record as of the close of business on February 7, 2025 (the “Record Date”).

Each Right entitles the registered holder thereof to purchase from Barnwell, when exercisable and subject to adjustment, one share of common stock, at a purchase price of $9.00 per share, subject to adjustment (the “Purchase Price”).

The following is a summary of the material terms of the Rights Agreement and is qualified in its entirety by reference to the full text of the Rights Agreement, which is incorporated by reference as an exhibit to this Annual Report on Form 10-K.

Rights Certificates; Exercise Period; Term

Initially, the Rights attached to all certificates for shares of common stock then outstanding (or for book entry shares of common stock, the Rights are represented by notations in the respective book entry accounts), and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the common stock and a distribution date for the Rights (the “Distribution Date”) will occur upon the earlier of the (i) tenth (10th) business day following a public announcement that a person or group of affiliated or associated persons (such person or group being an “Acquiring Person”), other than certain exempt persons, has acquired beneficial ownership of twenty percent (20%) or more of the outstanding shares of common stock (including ownership of derivative securities which have an exercise or conversion privilege or a settlement payment or mechanism at a price related to the common stock or a value determined in whole or part with reference to, or derived in whole or in part from, the market price or value of the common stock), other than as a result of (a) pre-existing beneficial ownership in excess of the applicable threshold (in which case such person shall become an Acquiring Person if they become the beneficial owner of additional shares of common stock representing more than 0.25% of the outstanding shares of common stock, subject to certain exceptions), (b) repurchases of shares of common stock or securities convertible or exchangeable into shares of common stock by Barnwell, (c) certain inadvertent acquisitions or (d) certain other situations (as specified in the Rights Agreement) and (ii) tenth (10th) business day (or such later date as the board of directors may determine) following the commencement of a tender or exchange offer by any person that would result in a person or group becoming an Acquiring Person. For purposes of the Rights Agreement, beneficial ownership is defined to include derivative securities.

Until the Distribution Date, (i) the Rights will be evidenced by the certificates for shares of common stock (or, for book entry shares of common stock, by the notations in the respective book entry accounts) and will be transferred with, and only with, such common stock, (ii) new certificates for shares of common stock issued after the Record Date will contain a notation incorporating the Rights Agreement by reference (for book entry shares of common stock, this legend will be contained in the notations in book entry accounts) and (iii) the surrender for transfer of any outstanding shares of common stock will also constitute the transfer of the Rights associated with such common stock.

The Rights are not exercisable until the Distribution Date and, subject to the shareholders of Barnwell approving an extension of the Rights Agreement through a date on or prior to January 26, 2028, will expire at the close of business on January 26, 2026, unless the Rights are earlier redeemed, exchanged or terminated.

Change of Exercise of Rights Following Certain Events

The following described events are referred to as “Triggering Events.”

(a) Flip-In Event. In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise and payment of the Purchase Price, one share of common stock per Right. Notwithstanding any of the foregoing, following the occurrence of a person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void and any holder of such Rights (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Rights. However, Rights are not exercisable following the occurrence of a person becoming an Acquiring Person until the Distribution Date.

(b) Flip-Over Events. In the event that, at any time after a person has become an Acquiring Person, (i) Barnwell engages in a merger or other business combination transaction in which Barnwell is not the continuing or surviving corporation, (ii) Barnwell engages in a merger or other business combination transaction in which Barnwell is the continuing or surviving corporation and the shares of common stock of Barnwell are changed or exchanged, or (iii) fifty percent (50%) or more of Barnwell’s assets, cash flow, or earning power is sold or transferred, each holder of a Right (except Rights that have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, one share of the common stock (or substantially equivalent voting equity securities) of the acquiring company per Right.

Redemption

At any time until the earlier of (i) ten (10) business days following public announcement that an Acquiring Person has become such (the “Stock Acquisition Date”) or (ii) the expiration of the Rights Agreement, the board of directors may direct Barnwell to redeem all but not less than all of the then outstanding Rights, at a price of $0.001 per Right (payable in cash or other consideration deemed appropriate by the board of directors), subject to adjustment as provided in the Rights Agreement (the “Redemption Price”). Immediately upon the action of the board of directors directing Barnwell to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may only be exercised once the company’s right to redeem the Rights has expired.

Exchange of Rights

At any time after a person or group of affiliated or associated persons becomes an Acquiring Person but before any person acquires beneficial ownership of fifty percent (50%) or more of the outstanding shares of common stock, the board of directors may direct Barnwell to exchange the Rights (other than Rights owned by such person or certain related parties, which will have become null and void and non-transferable as described above), in whole or in part, at an exchange ratio of one share of common stock per Right (subject to adjustment). If there are insufficient authorized shares of common stock to effect an exchange of the Rights, Barnwell may substitute cash, other securities having equivalent rights, preferences, and privileges to the shares of common stock, debt securities, other assets or any combination of the foregoing having a value equal to one share of common stock in lieu of shares of common stock. Immediately upon the action of the board of directors directing Barnwell to exchange the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of common stock (or cash, other equivalent securities, debt securities or other assets) equal to the number of Rights held by such holder multiplied by the exchange ratio.

Certain Adjustments

In order to preserve the actual or potential economic value of the Rights, the number of shares of common stock or other securities issuable upon exercise of the Rights and the number of Rights associated with each outstanding share of common stock are all subject to adjustment by the board of directors pursuant to certain customary anti-dilution provisions.

No Shareholder Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Barnwell, including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

Subject to certain exceptions specified in the Rights Agreement, for so long as the Rights are then redeemable, the terms of the Rights and the Rights Agreement may be amended without the approval of any holders of Rights. Subject to certain exceptions specified in the Rights Agreement, after the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by Barnwell, without the approval of any holder of Rights, including to shorten or lengthen any time period under the Rights Agreement, so long as no such amendment (a) adversely affects the interests of the holders of the Rights as such, (b) causes the Rights Agreement to become amendable other than as already provided in the Rights Agreement or (c) causes the Rights to again become redeemable.

Certain Anti-Takeover Effects; Miscellaneous

The Rights are not intended to prevent a takeover of Barnwell and should not interfere with any merger or other business combination approved by the board of directors. However, the Rights may cause substantial dilution to a person or group of affiliated or associated persons that acquires beneficial ownership of twenty percent (20%) or more of the outstanding shares of Common Stock (existing holders owning twenty percent (20%) or more of the outstanding shares of common stock will only trigger the rights plan if they become the beneficial owner of additional shares of common stock following the date of adoption that represent more than 0.25% of the outstanding shares of common stock, subject to certain exceptions). As a result, the overall effect of the Rights may be to render more difficult or discourage a change of Barnwell’s investment advisor or a merger, tender offer, or other business combination involving Barnwell that is not supported by the board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717.

Our common stock is listed on the NYSE American under the symbol “BRN”.